Exhibit 99.6

Emera Reports 2023 Second Quarter Financial Results

HALIFAX, Nova Scotia – Today Emera (TSX: EMA) reported 2023 second quarter financial results.

Highlights

•

Quarterly adjusted EPS (1) increased $0.01 to $0.60 compared to $0.59 in Q2 2022. Quarterly reported net income per common share increased $0.35 to $0.10 in Q2 2023 compared to a net loss per common share of $(0.25) in Q2 2022 due to lower mark-to-market (“MTM”) losses.

•

Year-to-date, adjusted EPS (1) increased $0.07 or 5% to $1.58 compared to $1.51 in 2022. Year-to-date reported EPS increased by $1.05 to $2.17 from $1.12 in 2022 due to MTM gains in 2023 compared to MTM losses in 2022.

•

Adjusted EPS(1) contributions from our regulated utilities increased 8% for the quarter and 3% year-to-date primarily driven by rate supported capital investments and continued customer growth partially offset by higher interest expense and less favourable weather. On a consolidated basis these increases were partially offset by higher corporate interest expense and lower contributions from Emera Energy Services (“EES”) during the quarter.

•	On track to deploy $2.8 billion in capital in 2023 with $1.4 billion invested in the first half of the year.

“Our team continues to execute well on our proven strategy and despite the continued headwinds of high interest rates and overall inflationary pressures, we are driving solid results for customers and shareholders,” said Scott Balfour, President and CEO of Emera Inc. “As economic growth continues in our service territories, we remain focused on meeting growing demand and achieving a balanced energy transition that delivers increasingly clean energy while maintaining grid reliability and continues to consider cost impacts for customers, all while providing predictable, reliable earnings and cash flow growth for our shareholders.”

Q2 2023 Financial Results

Q2 2023 reported net income was $28 million, or $0.10 per common share, compared with a net loss of $67 million, or $(0.25) per common share, in Q2 2022. Reported net income for the quarter included a $134 million MTM loss, after-tax, primarily at EES compared to a $223 million loss in Q2 2022.

Q2 2023 adjusted net income(1) was $162 million, or $0.60 per common share, compared with $156 million, or $0.59 per common share, in Q2 2022. The increase was primarily due to higher earnings at Tampa Electric (“TEC”), Nova Scotia Power (“NSPI”), and New Mexico Gas (“NMGC”), the impact of a weaker Canadian dollar (“CAD”) on the translation of Emera’s non-Canadian affiliates, and higher income tax recovery at corporate. This was partially offset by decreased earnings at EES, and increased corporate interest expense due to higher interest rates and increased total debt.

Year-to-date Financial Results

Year-to-date reported net income was $588 million or $2.17 per common share, compared with net income of $295 million or $1.12 per common share year-to-date in 2022. Year-to-date reported net income included a $158 million MTM gain, after-tax, primarily at EES, compared to a $96 million loss in 2022.

Year-to-date adjusted net income(1) was $430 million or $1.58 per common share, compared with $398 million or $1.51 per common share year-to-date in 2022.

Growth in year-to-date adjusted net income was primarily due to higher earnings at NMGC, EES, TEC and NSPI, and the impact of a weaker CAD on the translation of Emera’s non-Canadian affiliates. This was partially offset by increased corporate interest expense due to higher interest rates and increased total debt.

The translation impact of a weakening CAD on our US denominated earnings and the unrealized gains on FX hedges used to mitigate translation risk of US dollar earnings combined to increase net income by $8 million in Q2 2023 and $42 million year-to-date compared to the same periods in 2022. Weakening of the CAD increased adjusted net income by $6 million in Q2 2023 and $18 million year-to-date compared to the same period in 2022.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2022 to 2023.

For the millions of Canadian dollars	Three months ended June 30	Six months ended June 30

Adjusted net income – 2022 [1,2]	$156	$398

Operating Unit Performance
Increased earnings at TEC due to new base rates, the impact of a weaker CAD and customer growth, partially offset by higher operating, maintenance and general expenses (“OM&G”), interest expense, depreciation and unfavourable weather	16	11

Increased earnings at NMGC due to new base rates. Year-over-year earnings also increased due to higher asset optimization revenue, partially offset by increased OM&G	4	24

Increased earnings at NSPI due to new base rates, increased sales volumes, customer growth and decreased income tax expense, partially offset by higher interest expense, OM&G and depreciation. Year-over-year also partially offset by unfavourable weather	6	3

Decreased earnings at EES quarter-over-quarter due to lower natural gas prices, and timing of recognition of transport and other costs. Year-over-year increase reflects favourable hedging opportunities and more available gas transport due to mild weather in Q1 2023	(17)	12

Corporate
Increased income tax recovery primarily due to increased losses before provision for income taxes	11	-

Increased interest expense, pre-tax, due to increased interest rates and increased total debt	(10)	(30)

Other Variances	(4)	12

Adjusted net income – 2023 [1,2]	$162	$430

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest GAAP measure.

2 Excludes the effect of MTM adjustments, after- tax, and the impact of the NSPML unrecoverable costs.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended June 30		Six Months ended June 30
millions of Canadian dollars (except per share amounts)	2023	2022	2023	2022
Adjusted net income [1,2]
Florida Electric Utility	$177	$161	284	273
Canadian Electric Utilities	49	39	141	137
Gas Utilities and Infrastructure	38	39	132	116
Other Electric Utilities	10	8	14	9
Other [3]	(112)	(91)	(141)	(137)
Adjusted net income[1,2]	$162	$156	430	398
MTM (loss) gain, after-tax[4]	(134)	(223)	158	(96)
NSPML unrecoverable costs[5]	—	—	—	(7)
Net income (loss) attributable to common shareholders	$28	$(67)	588	295
Earnings (loss) per share (basic)	$0.10	$(0.25)	2.17	1.12
Adjusted Earnings per share (basic) [1,2]	$0.60	$0.59	1.58	1.51

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of MTM adjustments, and the impact of the NSPML unrecoverable costs in 2022.

3 Lower earnings quarter-over-quarter, primarily due to lower contributions from EES. Year-over-year change primarily due to increased interest expense, partially offset by higher contributions from EES.

4 Net of income tax recovery of $55 million for the three months ended June 30, 2023 (2022- $91 million recovery) and $64 million recovery for the six months ended June 30, 2023 (2022- $37 million recovery).

5 After-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Condensed Consolidated Statements of Income

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q2 2023 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Teleconference Call

The company will be hosting a teleconference today, Friday, August 11, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q2 2023 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-888-886-7786. International parties are invited to participate by dialing 1-416-764-8658. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $38 billion in assets and 2022 revenues of more than $7.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedarplus.com.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Senior Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media

902-222-2683

media@emera.com

4